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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                  (Rule 13d-1)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*


                           IMPSAT Fiber Networks, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    45321t202
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                                 (CUSIP NUMBER)


                              David Aufhauser, Esq.
                                     UBS AG
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 821-3000
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  (Name, address and telephone number of person authorized to receive notices and communications)


                                  March 8,2005
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             (Date of Event That Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |X|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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 1.       NAMES AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS

          UBS AG (for the benefit and on behalf of UBS Investment
          Bank and Wealth Management USA, business groups of UBS AG
          (See item 5))
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 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)  | |
                                                                (b)  | |
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 3.       SEC USE ONLY

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 4.       SOURCE OF FUNDS

                                   BK. AF, WC
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 5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

                                                                     |x|
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 6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Switzerland
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                         7.      SOLE VOTING POWER:

 NUMBER OF                           1,918,880
                         -------------------------------------------------------
   SHARES                8.      SHARED VOTING POWER:

BENEFICIALLY                         0
                         -------------------------------------------------------
  OWNED BY               9.      SOLE DISPOSITIVE POWER:

    EACH                             1,918,880
                         -------------------------------------------------------
 REPORTING               10.     SHARED DISPOSITIVE POWER

PERSON WITH:                          0
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* See item 5

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,918,880
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12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                      | |
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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      18.9%
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14.       TYPE OF REPORTING PERSON

                                       BK
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UBS AG (the "Reporting Person") hereby amends its Schedule 13D, dated December
17, 2004 (the "Schedule 13D"), relating to the Common Stock of IMPSAT Fiber Networks, Inc. (the "Issuer"). The Reporting Person previously made a statement as to its holdings in the common stock of the Issuer on Schedule 13G, as permitted pursuant to no-action relief granted to it by the Securities and Exchange Commission. Subsequent to the date of this filing and for so long as it is qualified to do so, the Reporting Person will make all future statements with respect to the Common Stock of the Issuer on amendments to its Schedule 13G, and not Schedule 13D.

Item 2.   IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

UBS AG
Principal business: UBS AG is a major international banking and financial firm.

UBS AG's principal business office is located at:
Bahnhofstrasse 45 CH-8021, Zurich, Switzerland

UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich, New York and Tokyo stock exchanges. Subsidiaries of UBS AG include UBS Securities LLC and UBS Financial Services Inc. Like most securities firms, UBS Securities LLC and UBS Financial Services Inc. are, and have been, defendant(s) in numerous legal actions brought by private plaintiffs relating to their securities businesses that allege various violations of federal and state securities laws. UBS Securities LLC and UBS Financial Services Inc. are wholly owned subsidiaries of UBS AG. UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich, New York and Tokyo stock exchanges. UBS AG files annual reports on Form 20-F with the SEC, and also files quarterly reports and certain other material information with the SEC under cover of Form 6-K. These reports are publicly available. These reports include material information about UBS Securities LLC matters, including information about any material litigation or administrative proceedings. Further, UBS AG, UBS Securities LLC and UBS Financial Services Inc., and other affiliated entities, like most large, full service investment banks and broker-dealers, receive inquiries and are sometimes involved in investigations by the Federal Reserve Bank, SEC, NYSE and various other regulatory organizations and government agencies. UBS AG and its affiliates and subsidiaries fully cooperate with the authorities in all such requests. UBS Securities LLC and UBS Financial Services Inc. regularly report to the National Association of Securities Dealers, Inc. on Form B-D and to the SEC on Schedule E to Form ADV investigations that result in orders. These reports are publicly available.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding to the following paragraph:

The source of funds for the recent purchases of the Common Stock (as defined above in Item 1) was internal funds of UBS AG and the affiliates that purchased the subject securities and/or the available funds of clients if shares purchased on a discretionary basis for client accounts.

Item 4.   PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

The shares of Common Stock were acquired for investment and proprietary trading purposes and not with the purpose or effect of changing or influencing control of the Issuer. UBS AG and its affiliates review their respective holdings of the Issuer on an ongoing basis. Depending on such evaluations, UBS and its affiliates may from time to time in the future acquire additional shares in connection with such investment and risk arbitrage activities, but they have no present plans for any material additional acquisitions. Except as otherwise described herein, none of the reporting persons has any plans or proposals relating to or which would result in any of the transactions described in Items 4(a) - (j) of Schedule 13D.


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Item 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) - (b) As of the date of the event requiring the filing of this schedule and as of the date hereof, the Reporting Person ((for the benefit and on behalf of UBS Investment Bank and Wealth Management USA, business groups of UBS AG) ) beneficially owns 1,918,880 shares, representing 18.9% of the Common Stock of the Issuer, through the following subsidiaries:

UBS AG London Branch
UBS Portfolio LLC
UBS AG Frankfurt
UBS Ltd
UBS Warburg Private Clients Ltd
UBS AG Tokyo branch
UBS AG (Switzerland)
UBS Warburg Securities (Pty) Ltd (South Africa)
UBS International Ltd
UBS Warburg Securities Ltd
Banco UBS Warburg S.A UBS Warburg Corretora de Cambio e Valores Mobiliarios S.A. UBS Warburg Trading S.A.
UBS Bunting Warburg Inc
UBS Capital Americas Investments III, Ltd.
UBS Capital II LLC
UBS Capital LLC
UBS AG Brazil
UBS Limited
UBS Capital Americas Investments II Ltd
SBC Equity Partners AG
UBS Capital Asia Pacific Ltd
UBS Capital Holdings LLC
UBS Capital Jersey Ltd
UBS Capital BV
UBS (USA) Inc
UBS Warburg AG (Frankfurt)
UBS Securities Australia Ltd
UBS Securities (Japan) Ltd
UBS Securities LLC
UBS Securities New Zealand Limited
UBS New Zealand Limited
UBS AG Australia Branch
UBS Capital Markets LP UBS Capital Latin America LDC UBS Securities France SA UBS AG Canada Branch UBS Cayman Ltd.
PaineWebber Capital Inc
Paine Webber International Inc
UBS Fiduciary Trust Company
UBS Financial Services Incorporated of Puerto Rico UBS Americas Inc UBS Financial Services Inc.

The Reporting Person has sole voting and dispositive power over all of the shares reported above.

(c) The Reporting Person has not affected any transactions in the Common Stock of the Issuer (i) in the past 60 days from the date hereof or (2) in the 60 days prior to date of the event requiring this filing, except as set forth below.

[Include table of trades for the 60 days prior to March 8, 2005 and the 60 days prior to July 15 as required by Item 5(c)].

Buy  541,000    @$6.30           March 8, 2005  OTC
Buy    1,500    @$6.05-$6.10     Feb 23, 2005 OTC
Buy   25,000    @$5.90-$6.10     Feb 22, 2005 OTC
But   98,500    @$5.90-$5.95     Feb 18, 2005 OTC
But   50,000    @$5.843-$5.9     Feb 17, 2005 OTC

(d) Not Applicable

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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2005
                                                UBS AG

                                                By: /s/ Teresa Ressel
                                                --------------------------------
                                                Teresa Ressel
                                                Managing Director


                                                By: /s/ Per Dyrvik
                                                --------------------------------
                                                Per Dyrvik
                                                Managing Director